Exhibit 99.1

Jianpu Technology Inc. Announces Special Cash Dividend

Beijing, August 7, 2025 -- Jianpu Technology Inc. (“Jianpu,” or the “Company”) (OTCQB: AIJTY), a leading open financial technology platform in China, today announced that its board of directors has approved a special cash dividend of US$0.0995 per ordinary share, or US$1.99 per American depositary share (“ADS”), to holders of ordinary shares and ADSs of record as of the close of business on August 18, 2025, Beijing Time and New York Time, respectively, payable in U.S. dollars. The aggregate amount of the cash dividend to be paid will be up to US$40 million, consistent with the prior board authorization on April 16, 2025. Dividend to be paid to the Company’s ADS holders through the depositary bank will be subject to the terms of the deposit agreement. The payment date is expected to be on or around September 8, 2025 for holders of ordinary shares and holders of ADSs.

About Jianpu Technology Inc.

Jianpu Technology Inc. operates a leading open financial technology platform, under the Rong360 brand, connecting users with an extensive spectrum of financial products and other products and services. By leveraging cutting-edge digital technology, the Company offers intelligent and comprehensive search and recommendation results in a seamless, efficient, and secure manner to meet the needs of its diverse audience. The Company also enables financial and non-financial partners to enhance their efficiency and competitiveness by offering digital intelligence as a service, including data- and analytical-based risk management, intelligent marketing, and other integrated solutions and services. As the Company expands into FinTech+ ecosystem and broadens its global footprint, it will continue to innovate and solidify its influence in the space of financial technology and digital transformation. For more information, please visit http://ir.jianpu.ai.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the Company’s expectations regarding demand for, and market acceptance of, its solutions and services; the Company’s expectations regarding keeping and strengthening its relationships with users, financial service providers and other parties it collaborates with; trends, competition and regulatory policies relating to the industries the Company operates in; general economic and business conditions globally and in China; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Jianpu Technology Inc.
(IR) Xinren Wang, E-mail: IR@rong360.com
(PR) Amanda Hu, E-mail: Media@rong360.com
Tel: +86 (10) 6242 7068